Attachment A [This is a sample earnings release for illustrative purposes only.]

GENESIS HEALTHCARE
REPORTS FIRST QUARTER 2016 RESULTS

KENNETT SQUARE, PA – (Date) – Genesis HealthCare (Genesis, or the Company) (NYSE:GEN), one of the largest post-acute care providers in the United States, today announced operating results for the first quarter ended March 31, 2016.

Summary

- First quarter 2016 net loss attributed to Genesis Healthcare, Inc. was $43.0 million, compared to $112.6 million in the first quarter of 2015, reflecting $84.3 million of reduced transaction costs in the first quarter of 2016 as compared with the first quarter of 2015;

- First quarter 2016 Adjusted EBITDAR was $178.4 million, reflecting one additional month of the Skilled Healthcare business Adjusted EBITDAR of $7.6 million, offset by $6.0 million of higher levels of self-insured risk and bad debt expense, compared with Adjusted EBITDAR of $177.8, in the first quarter of 2015;

- First quarter 2016 Adjusted EBITDA was $53.5 million compared with Adjusted EBITDA of $60.4 million, respectively, in the first quarter of 2015;

- In January 2016, *Genesis HealthCare ACO* was selected as one of 100 new ACOs under the Medicare Shared Savings Program (MSSP);

- Completed non-strategic asset sales through May 9, 2016, which resulted in $135.6 million of debt reduction;

- Closed 10 HUD guaranteed mortgages during the first quarter, with $67.9 million of proceeds used to pay down real estate bridge loans; and

- Issues revised guidance for 2016 to reflect current skilled patient mix trends and expectations.

"Our 2015 initiatives to complete growth oriented transactions like the Revera acquisition, deliver on synergies from the Skilled Healthcare combination, expand our rehabilitation therapy business and execute cost reduction initiatives all served partially to offset persistent and greater than anticipated headwinds impacting our and the industry's overall occupancy and skilled patient mix," said George V. Hager, Jr., Chief Executive Officer of Genesis.

"As we confront this challenging environment in the evolving world of pay-for-value, we expect continued year-over-year pressure and reduction in skilled patient admissions and length of stay for the balance of 2016. In response, we are intensifying efforts to mitigate the impact of expected weaker demand in order to navigate these near-term changes in the business," noted Hager.

"Genesis is currently in a transformative phase as we position our operating model to thrive in a world that will increasingly reward value-based providers. It is a future where innovative providers having the best outcomes at the lowest cost will gain a disproportionate market share of post-acute patients. Genesis is participating in multiple value-based initiatives, including our ACO's inclusion in the Medicare Shared Savings Program, which allows us to gain share in a meaningful way. Our focus on reducing avoidable hospital readmissions, managing down lengths of stay and voluntarily participating in value-based programs are vital to long-term success. However, our success with these initiatives creates near-term pressure on skilled census. Despite this pressure, we are confident and optimistic about the long-term opportunities for Genesis to capitalize on our unique clinical capabilities, the strength of our acute care and managed care relationships, and our market density. We expect these differentiators will position Genesis to capture a disproportionate share of patients coming from acute care providers and payors as they increasingly focus on outcomes and cost," concluded Hager.

Progress on Value-Based Initiatives

Genesis is actively participating in pay-for-value programs and developing innovative models of care. These initiatives expand our expertise, allow us to realize the economic benefits of our success, drive closer collaboration with referring hospitals and payors, and create a more data- and outcomes-driven organization. Genesis is setting itself apart from its competitors by strategically participating in the following value-based initiatives:

Medicare Shared Savings Program (MSSP)
Effective January 1, 2016, *Genesis HealthCare ACO* was approved by the Centers for Medicare and Medicaid Services (CMS) as one of 100 new MSSP Accountable Care Organizations (ACO) designed to improve the care patients receive at lower costs. Genesis Physician Services (GPS) is the participating entity in this ACO which affords Genesis a unique opportunity to participate in this upside-only program with CMS. GPS providers make nearly half a million visits annually to both short- and long-stay patients, helping them to improve overall healthcare quality and to reduce unnecessary hospital readmissions. Preliminary data shows that the Company is managing approximately 15,000 Medicare fee for service beneficiaries with annualized Medicare spend of more than $800 million. While these numbers are subject to modification and will not be reconciled by CMS until mid-2017, Genesis has received sufficient benchmark data to measure and monitor performance in this program beginning in the third quarter of this year. The gain share track requires the Company to save at least 3% of the total Medicare spend under management in order to share in up to 50 percent of the savings with CMS. If that savings hurdle is achieved, Genesis may begin to share based on the first dollar of savings.

Bundled Payments for Care Improvement (BPCI)
Genesis has received two quarterly reconciliations since its last earnings announcement. The first represented reconciliations for the second quarter of 2015 and the results for three centers were not significant. The second reconciliation represented 13 facilities from the third quarter of 2015 and netted a positive $0.5 million. Genesis expects to receive the reconciliation from the fourth quarter of 2015 in July 2016 and believes it will continue to see positive trends.

Vitality to You
Genesis continues to make progress with its new Vitality to You service offering that extends Genesis Rehabilitation's therapy services into the community. Vitality to You is a unique capability attractive to our hospital partners and payors in our collective efforts to improve outcomes and reduce the overall cost of an episode by offering alternative settings for care. Vitality to You saw revenue expand 13.7% over the first quarter 2016 as compared with the fourth quarter of 2015.

First Quarter 2016 Results
The following factors had a primary impact on the results for the first quarter of 2016 over the prior year quarter:

- The Skilled Healthcare businesses were combined with Genesis effective February 1, 2015 and contributed $71.3 million in incremental revenue; $7.6 million of incremental Adjusted EBITDAR; $5.8 million of incremental Adjusted EBITDA and $1.3 million of income before income taxes in the first quarter of 2016 as compared to the first quarter of 2015;

- The acquisition of the 19 Revera facilities on December 1, 2015 (the Revera Acquisition) contributed $57.0 million in revenue, $7.0 million in Adjusted EBITDAR, $X.X million in Adjusted EBITDA and $X.X million of income before income taxes, in the first quarter of 2016 as compared to the first quarter of 2015;

- The divestiture of 18 Kansas assisted living properties on January 1, 2016 decreased revenue by $6.0 million, Adjusted EBITDAR and Adjusted EBITDA $2.0 million and $X.X million of income before income taxes in the first quarter of 2016 as compared to the first quarter of 2015;

- Higher levels of self-insured risk expense and bad debt expense (approximately $6.0 million) were recognized in the first quarter of 2016 as compared to the same period in the prior year.

The following factors negatively impact "same-store" inpatient occupancy mix by 170 basis points and skilled patient days mix by 170 basis points in the first quarter of 2016 as compared to the same period in the prior year:

- The Company reported exceptionally strong occupancy and skilled mix in the first quarter of 2015, fueled by a high volume of influenza cases and adverse weather patterns in the Northeastern U.S., as compared to lower levels of influenza cases and relatively mild weather patterns in the first quarter of 2016;

- Short-stay Medicare and Medicare Advantage patient length of stay declined in the first quarter of 2016 by 4.5% and 5.0%, respectively, as compared to the same period in the prior year. The Company's initiatives, along with greater activities among managed care payors, conveners and referring acute care hospital systems, to reduce lengths of stay and avoidable hospital readmission rates had a greater than anticipated impact on skilled patient days.

- Lower Medicare admissions in the first quarter of 2016 as compared to the same period last year caused by initiatives among acute care providers, managed care payors and conveners to divert skilled nursing referrals to home health or other community based care settings.

Business Development, Acquisitions and Divestitures

On January 1, 2016, Genesis sold 18 assisted living facilities in Kansas having 807 beds for $67 million and used the sale proceeds to repay $54.2 million of real estate bridge loan debt. The 18 facilities had revenue, Adjusted EBITDAR, Adjusted EBITDA and income before income taxes of approximately $23.0 million and $X.X million, $7.3 million and $X.X million, respectively, in 2015.

On April 1, 2016, Genesis HealthCare expanded into the Pittsburgh market with the purchase of a 194-bed skilled nursing and rehabilitation facility for $12.9 million. This owned facility was financed with $9.9 million of bridge mortgage financing with plans to submit for HUD guaranteed mortgage financing in 2016. This facility generated revenue of approximately $18.2 million in 2015 under prior management.

In April 2016, Genesis signed lease and joint venture agreements (25% ownership in the real estate) to construct two 120-bed PowerBack Rehabilitation facilities in Pennsylvania - one in Exton, PA and one in Allentown PA. Genesis will contribute approximately $1.4 million to finance the joint ventures. The projects are expected to break ground in the fall of 2016.

Financing Activities

The Company is progressing on its near-term capital strengthening priorities to refinance its real estate bridge loans with lower cost HUD guaranteed mortgages or other permanent financing and to reduce the Company's overall indebtedness through a combination of non-strategic asset sale proceeds and free cash flow.

During the first quarter of 2016, Genesis closed 10 HUD guaranteed mortgages totaling $67.9 million and closed an additional three HUD guaranteed mortgages totaling $9.2 million subsequent to March 31, 2016. Since the Skilled Healthcare Combination, the Company has repaid or refinanced $131.3 million of the real estate bridge loans with $362.8 million remaining outstanding. Genesis expects to continue to seek opportunities to refinance the real estate bridge loans with lower cost HUD guaranteed mortgages or other permanent financing between now and the end of 2016.

In March 2016, Genesis closed on the sale/lease back of a corporate office building, generating $9.4 million of proceeds, which were used to pay down its revolving credit facility debt.

Effective May 1, 2016, Genesis completed the sale of its hospice and home health operations. The operations were sold to Compassus, a nationwide network of community-based hospice and palliative care programs, for $84 million – consisting of cash consideration of $72 million and a $12 million short-term note. In 2015, Genesis' hospice businesses had revenue, Adjusted EBITDAR, Adjusted EBITDA and income before income taxes of approximately $47.0 million,

$X.X million, $7.0 million and $X.X million, respectively, and the home health business had revenue, Adjusted EBITDAR, Adjusted EBITDA and income before income taxes of approximately $23.0 million, $X.X million, $2.0 million and $X.X million, respectively. Genesis used the cash proceeds to repay partially its term loan facility maturing in December of 2017.

Genesis is actively engaged in discussions with new credit parties as the Company expects to refinance the remainder of its term loan maturing in December of 2017. The Company expects to use a combination of non-strategic asset sale proceeds, available borrowings under its revolving credit facility and an expected newly issued term loan currently being marketed.

"We continue to make excellent progress on our HUD refinancing and deleveraging through non-strategic asset sale initiatives," notes Genesis Chief Financial Officer, Tom DiVittorio. "We expect these initiatives will reduce our leverage and interest costs, extend maturities and provide an ongoing source of free cash flow growth."

2016 Guidance
Based on current skilled patient mix trends and expectations, Genesis is revising its full year 2016 guidance as follows:

($ in millions)	2016 Revised Guidance		
	Low	**Mid**	**High**
Net Revenues	$X,XXX	$X,XXX	$X,XXX
Adjusted EBITDAR	710.0	725.0	740.0
Adjusted EBITDA	208.0	223.0	238.0

See reconciliation of forward looking Non-GAAP financial measures on page X.

Free cash flow is projected to be approximately $42.0 million. Projected free cash flow is derived from the mid-point of the Company's Adjusted EBITDA guidance of $223.0 million adjusted by projected cash interest of $81.0 million, capital expenditures of $85.0 million, debt principal payments of $10.0 million and cash taxes of approximately $5.0 million. Cash taxes are estimated based on the revised earnings outlook and the utilization of available tax credits and other deductions.

These expectations are forward looking statements and Genesis assumes no obligation to update these statements. Results may be materially different and are affected by the risk factors identified in this release and in Genesis's annual and quarterly filings with the U.S. Securities and Exchange Commission. See "Forward-Looking Statements" below.

Conference Call

Genesis HealthCare will hold a conference call at 8:30 a.m. Eastern Time on Tuesday, May 10, 2016 to discuss financial results for the first quarter of 2016. Investors can access the conference call by calling (855) 849-2198 or live via a listen-only webcast through the Genesis web site at http://www.genesishcc.com/investor-relations/, where a replay of the call will also be posted for one year.

Bank of America Merrill Lynch 2016 Health Care Conference

Genesis also announced today that George V. Hager, Jr., Chief Executive Officer, and Tom DiVittorio, Chief Financial Officer, are scheduled to present at the Bank of America Merrill Lynch 2016 Health Care Conference on May 12, 2016 at 8:00 a.m. Pacific Time at the Encore at Wynn in Las Vegas, Nevada. A live webcast and replay will be available on the Company's website at www.genesishcc.com/investor-relations.

About Genesis HealthCare

Genesis HealthCare (NYSE: GEN) is a holding company with subsidiaries that, on a combined basis, comprise one of the nation's largest post-acute care providers with more than 500 skilled nursing centers and assisted/senior living communities in 34 states nationwide. Genesis subsidiaries also supply rehabilitation and respiratory therapy to more than 1,700 healthcare providers in 45 states, the District of Columbia and China. References made in this release to "Genesis," "the Company," "we," "us" and "our" refer to Genesis HealthCare and each of its wholly-owned companies. Visit our website at www.genesishcc.com.

Forward-Looking Statements

This release includes "forward-looking statements" within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue," "pursue, "plans," or "prospect," or the negative or other variations thereof or comparable terminology. They include, but are not limited to, statements about Genesis' expectations and beliefs regarding its future financial performance, anticipated cost management, anticipated acquisitions, anticipated divestitures, anticipated business development, anticipated refinancing opportunities and other financing activities, and anticipated synergies. These forward-looking statements are based on current expectations and projections about future events, including the assumptions stated in this release, and there can be no assurance that they will be achieved or occur, in whole or in part, in the timeframes anticipated by the Company or at all. Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance of Genesis may differ materially from that expressed or implied by such forward-looking statements.

These risks and uncertainties include, but are not limited to, the following:
- reductions in Medicare or Medicaid reimbursement rates, or changes in the rules governing the Medicare or Medicaid programs could have a material adverse effect on our revenues, financial condition and results of operations;
- reforms to the U.S. healthcare system have imposed new requirements on us;
- revenue we receive from Medicare and Medicaid is subject to potential retroactive reduction;
- our success is dependent upon retaining key executives and personnel;
- it can be difficult to attract and retain qualified nurses, therapists, healthcare professionals and other key personnel, which, along with a growing number of minimum wage and compensation related regulations, can increase our costs related to these employees;
- recently enacted changes in Medicare reimbursements for physician and non-physician services could impact reimbursement for medical professionals. Moreover, payment annual caps that limit the amounts that can be paid for outpatient therapy services rendered to any Medicare beneficiary may negatively affect our results of operations;
- we are subject to extensive and complex laws and government regulations. If we are not operating in compliance with these laws and regulations or if these laws and regulations change, we could be required to make significant expenditures or change our operations in order to bring our facilities and operations into compliance;
- our physician services operations are subject to corporate practice of Medicare laws and regulations. Our failure to comply with these laws and regulations could have a material adverse effect on our business and operations;
- we face inspections, reviews, audits and investigations under federal and state government programs, such as the Department of Justice, and contracts. These investigations and audits could have adverse findings that may negatively affect our business, including our results of operations, liquidity and financial condition;
- significant legal actions, which are commonplace in our industry, could subject us to increased operating costs, which would materially and adversely affect our results of operations, liquidity and financial condition;
- insurance coverages, including professional liability coverage, may become increasingly expensive and difficult to obtain for health care companies, and our self-insurance may expose us to significant losses;
- failure to maintain effective internal control over financial reporting could have an adverse effect on our ability to report on our financial results on a timely and accurate basis;
- we may be unable to reduce costs to offset decreases in our patient census levels or other expenses completely;
- completed and future acquisitions may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities and integration risks;
- we lease a significant number of our facilities and may experience risks relating to lease termination, lease expense escalators, lease extensions. special charges and leases that are not economically efficient in the current business environment;
- our substantial indebtedness, scheduled maturities and disruptions in the financial markets could affect our ability to obtain financing or to extend or refinance debt as it matures, which could negatively impact our results of operations, liquidity, financial condition and the market price of our common stock;
- we are subject to numerous covenants and requirements under our various credit and leasing agreements and a breach of any such covenants or requirements could, unless timely and effectively remediated, lead to default and potential cross default under such agreements;
- the holders of a majority of the voting power of Genesis' common stock have entered into a voting agreement, and the voting group's interests may conflict with the interests of other holders;

- some of our directors are significant stockholders or representatives of significant stockholders, which may present issues regarding diversion of corporate opportunities and other potential conflicts;
- we are a "controlled company" within the meaning of NYSE rules and, as a result, qualify for and rely on exemptions from certain corporate governance requirements;

The Company's Annual Report on Form 10-K for the year ended December 31, 2015, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the U.S. Securities and Exchange Commission, including the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 when it is filed, discuss the foregoing risks as well as other important risks and uncertainties of which investors should be aware. Any forward-looking statements contained herein are made only as of the date of this release. Genesis disclaims any obligation to update its forward-looking statements or any of the information contained in this release. Investors are cautioned not to place undue reliance on these forward-looking statements.

###

GENESIS HEALTHCARE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended March 31,	
	2016	2015
Net revenues	$ 1,472,218	$ 1,343,001
Salaries, wages and benefits	867,717	790,733
Other operating expenses	361,097	312,561
General and administrative costs	48,427	41,533
Provision for losses on accounts receivable	26,493	23,396
Lease expense	37,316	36,419
Depreciation and amortization expense	61,765	59,933
Interest expense	135,181	121,313
Loss on extinguishment of debt	—	3,234
Investment income	(481)	(416)
Other loss (income)	12	(7,611)
Transaction costs	1,754	86,069
Skilled Healthcare and other loss contingency expense	1,626	—
Equity in net income of unconsolidated affiliates	(763)	(153)
Loss before income tax expense (benefit)	(67,926)	(124,010)
Income tax expense (benefit)	3,064	(5,648)
Loss from continuing operations	(70,990)	(118,362)
Income (loss) from discontinued operations, net of taxes	(38)	112
Net loss	(71,028)	(118,250)
Less net loss (income) attributable to noncontrolling interests	27,989	5,684
Net loss attributable to Genesis Healthcare, Inc.	$ (43,039)	$ (112,566)
Loss per common share:		
Basic and diluted:		
Weighted average shares outstanding for basic and diluted loss from continuing operations per share	89,198	75,234
Basic and diluted net loss per common share:		
Loss from continuing operations attributable to Genesis Healthcare, Inc.	$ (0.48)	$ (1.50)
Income (loss) from discontinued operations	-	-
Net loss attributable to Genesis Healthcare, Inc.	$ (0.48)	$ (1.50)

GENESIS HEALTHCARE, INC.
SELECTED BALANCE SHEET DATA
(UNAUDITED)
(IN THOUSANDS)

		March 31, 2016		December 31, 2015
Assets:				
Current assets:				
Cash and equivalents	$	52,204	$	61,543
Accounts receivable, net of allowances for doubtful accounts		821,199		789,387
Other current assets		206,568		160,563
Total current assets		1,079,971		1,011,493
Property and equipment, net of accumulated depreciation		3,981,879		4,085,247
Identifiable intangible assets, net of accumulated amortization		203,080		209,967
Goodwill		470,735		470,019
Other long-term assets		270,085		283,223
Total assets	$	6,005,750	$	6,059,949
Liabilities and Stockholders' Deficit:				
Current liabilities:				
Accounts payable and accrued expenses	$	419,641	$	431,542
Accrued compensation		246,828		185,054
Other current liabilities		177,951		182,069
Total current liabilities		844,420		798,665
Long-term debt		1,105,022		1,186,159
Capital lease obligations		1,056,884		1,053,816
Financing obligations		3,091,366		3,064,077
Other long-term liabilities		596,281		576,619
Stockholders' deficit		(688,223)		(619,387)
Total liabilities and stockholders' deficit	$	6,005,750	$	6,059,949

GENESIS HEALTHCARE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

		Three months ended March 31,		
		2016		2015
Net cash provided by (used in) operating activities (1)	$	24,446	$	(2,482)
Net cash provided by investing activities		58,117		6,290
Net cash (used in) provided by financing activities		(91,902)		4,352
Net (decrease) increase in cash and equivalents		(9,339)		8,160
Beginning of period		61,543		87,548
End of period	$	52,204	$	95,708

(1) - Net cash provided by operating activities in the three months ended March 31, 2016 and March 31, 2015 includes approximately $2 million and $30 million, respectively, of cash payments for transaction-related costs.

Reasons for Non-GAAP Financial Disclosure

The following discussion includes references to EBITDAR, Adjusted EBITDAR, EBITDA and Adjusted EBITDA, which are non-GAAP financial measures (collectively, Non-GAAP Financial Measures). For purposes of SEC Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position and cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable financial measure calculated and presented in accordance with GAAP in the statement of operations, balance sheet or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable financial measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, we have provided reconciliations of the Non-GAAP Financial Measures to the most directly comparable GAAP financial measures.

We believe the presentation of Non-GAAP Financial Measures provides useful information to investors regarding our results of operations because these financial measures are useful for trending, analyzing and benchmarking the performance and value of our business. By excluding certain expenses and other items that may not be indicative of our core business operating results, these Non-GAAP Financial Measures:

- allow investors to evaluate our performance from management's perspective, resulting in greater transparency with respect to supplemental information used by us in our financial and operational decision making;

- facilitate comparisons with prior periods and reflect the principal basis on which management monitors financial performance;

- facilitate comparisons with the performance of others in the post-acute industry;

- provide better transparency as to the relationship each reporting period between our cash basis lease expense and the level of operating earnings available to fund lease expense; and

- allow investors to view our financial performance and condition in the same manner its significant landlords and lenders require us to report financial information to them in connection with determining our compliance with financial covenants.

We use Non-GAAP Financial Measures primarily as performance measures and believe that the GAAP financial measure most directly comparable to them is net income (loss). We use Non-GAAP Financial Measures as measures to assess the relative performance of our operating businesses, as well as the employees responsible for operating such businesses. Non-GAAP Financial Measures are useful in this regard because they do not include such costs as interest expense, income taxes and depreciation and amortization expense which may vary from business unit to business unit depending upon such factors as the method used to finance the original purchase of the business unit or the tax law in the state in which a business unit operates. By excluding such factors when measuring financial performance, many of which are outside of the control of the employees responsible for operating our business units, we are better able to evaluate the operating performance of the business unit and the employees responsible for business unit performance. Consequently, we use these Non-GAAP Financial Measures to determine the extent to which our employees have met performance goals, and therefore may or may not be eligible for incentive compensation awards.

We also use Non-GAAP Financial Measures in our annual budget process. We believe these Non-GAAP Financial Measures facilitate internal comparisons to historical operating performance of prior periods and external comparisons to competitors' historical operating performance. The presentation of these Non-GAAP Financial Measures is consistent with our past practice and we believe these measures further enable investors and analysts to compare current non-GAAP measures with non-GAAP measures presented in prior periods.

Although we use Non-GAAP Financial Measures as financial measures to assess the performance of our business, the use of these Non-GAAP Financial Measures is limited because they do not consider certain material costs necessary to operate the business. Because Non-GAAP Financial Measures do not consider these important elements of our cost structure, a user of our financial information who relies on Non-GAAP Financial Measures as the only measures of our performance could draw an incomplete or misleading conclusion regarding our financial performance. Consequently, a user of our financial information should consider net income (loss) as an important measure of its financial performance because it provides the most complete measure of our performance.

Other companies may define Non-GAAP financial measures differently and, as a result, our Non-GAAP financial measures may not be directly comparable to those of other companies. Non-GAAP financial measures do not represent net income (loss), as defined by GAAP. Non-GAAP financial measures should be considered in addition to, not a substitute for, or superior to, GAAP financial measures.

We use the following Non-GAAP financial measures that we believe are useful to investors as key measures of our operating performance:

EBITDAR and EBITDA

"EBITDAR" is defined as net income or loss attributed to Genesis Healthcare, Inc. before net income or loss of non-controlling interests, net income or loss from discontinued operations, depreciation and amortization expense, interest expense and lease expense. We believe EBITDAR is useful to an investor in evaluating our operating performance because it helps investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (interest and lease expense) and our asset base (depreciation and amortization expense) from our operating results. We also use EBITDAR as one measure in determining the value of prospective acquisitions or divestitures. EBITDAR is also a commonly used measure to estimate the enterprise value of businesses in the healthcare industry. In addition, certain covenants in our lease agreements use EBITDAR as a measure of financial compliance.

"EBITDA" is defined as EBITDAR less lease expense. We believe EBITDA is useful to an investor in evaluating our operating performance for the same reasons identified with respect to EBITDAR. EBITDA is a commonly used measure to estimate the enterprise value of businesses in the healthcare industry. In addition, certain covenants in our debt agreements use EBITDA as a measure of financial compliance.

Adjustments to EBITDAR and EBITDA

We adjust EBITDAR and EBITDA when evaluating our performance because we believe that the exclusion of certain additional items described below provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted EBITDAR and Adjusted EBITDA, when combined with GAAP net income (loss) attributed to Genesis Healthcare, Inc., EBITDAR and EBITDA, is beneficial to an investor's complete understanding of our operating performance. In addition, such adjustments are substantially similar to the adjustments to EBITDAR and EBITDA provided in certain financial covenant calculations contained in our lease and debt agreements.

We adjust EBITDAR and EBITDA for the following items:

- *Loss on extinguishment of debt.* We recognize losses on the extinguishment of debt when we refinance our debt prior to its original term, requiring us to write-off any unamortized deferred financing fees. We exclude the effect of losses recorded on the early extinguishment of debt because we believe these gains and losses do not accurately reflect the underlying performance of our operating businesses.

- *Other income (loss).* We primarily use this income statement caption to capture gains and losses on the sale or disposition of assets. We exclude the effect of such gains and losses because we believe they do not accurately reflect the underlying performance of our operating businesses.

- *Transaction costs.* In connection with our acquisition and disposition transactions, we incur costs consisting of investment banking, legal, transaction based compensation and other professional service costs. We exclude acquisition and disposition related transaction costs expensed during the period because we believe these costs do not reflect the underlying performance of our operating businesses.

- *Severance and restructuring.* We exclude severance costs associated with planned reduction in force initiatives associated with restructuring activities intended to adjust our cost structure in response to changes in the business environment. We believe these costs do not reflect the underlying performance of our operating businesses. We do not exclude severance costs that are not associated with such restructuring activities.

- *Long-lived asset impairment charges.* We exclude non-cash long-lived asset impairment charges because we believe including them does not reflect the ongoing operating performance of our operating businesses. Additionally, such impairment charges represent accelerated depreciation expense, and depreciation expense is excluded from EBITDA.

- *Losses of newly acquired, constructed or divested businesses.* The acquisition and construction of new businesses has become an important element of our growth strategy. Many of the businesses we acquire have a history of operating losses and continue to generate operating losses in the months that follow our acquisition. Newly constructed or developed businesses also generate losses while in their start-up phase. We view these losses as both temporary and an expected component of our long-term investment in the new venture. We adjust these losses when computing Adjusted EBITDAR and Adjusted EBITDA in order to better evaluate the performance of our mature ongoing business. The activities of such businesses are adjusted when computing Adjusted EBITDAR and Adjusted EBITDA until such time as a new business generates positive Adjusted EBITDA. The operating performance of new businesses is no longer adjusted when computing Adjusted EBITDAR and Adjusted EBITDA beginning in the period in which a new business generates positive Adjusted EBITDA and all periods thereafter. The divestiture of underperforming or non-strategic facilities has also become an important element of our business strategy. We eliminate the results of divested facilities beginning in the quarter in which they become divested. We view the losses associated with the wind-down of such divested facilities as not indicative of the performance of our ongoing operating business.

- *Stock-based compensation.* We exclude stock based compensation expense because it does not result in an outlay of cash and such non-cash expenses to not reflect the underlying operating performance of our operating businesses.

- *Other Items.* From time to time we incur costs or realize gains that we do not believe reflect the underlying performance of our operating businesses. In the current reporting period, we incurred the following expenses that we believe are non-recurring in nature and do not reflect the ongoing operating performance of the Company or our operating businesses.

  (1) *Skilled Healthcare loss contingency expense* – We exclude the estimated settlement cost and any adjustments thereto regarding the four legal matters inherited by Genesis in the Skilled and Sun Transactions and disclosed in the our material legal proceeding disclosures in the notes to our consolidated financial statements. In the three months ended March 31, 2016, we increased our estimated loss contingency expense by $1.6 million related to one of these four matters. We believe these costs are non-recurring in nature as they will no longer be recognized following the final settlement of these matters. We do not exclude the estimated settlement costs associated with all other legal and regulatory matters arising in the normal course of business. Also, we do not believe the excluded costs reflect the underlying performance of our operating businesses.

  (2) *Regulatory defense and related costs* – We exclude the costs of investigating and defending the matters associated with the Skilled Healthcare loss contingency expense as noted in footnote (1). We believe these costs are non-recurring in nature as they will no longer be recognized following the final settlement of these matters. Also, we do not believe the excluded costs reflect the underlying performance of our business.

  (3) *Other non-recurring costs* – In the three months ended March 31, 2016, we excluded $0.8 million of costs incurred in connection with a settlement of disputed costs related to previously reported periods and a regulatory audit associated with acquired businesses and related to pre acquisition periods. We do not believe the excluded costs are recurring or reflect the underlying performance of our business.

Adjustments to EBITDA

- *Conversion to cash basis operating leases.* Our leases are classified as either operating leases, capital leases or financing obligations pursuant to applicable guidance under U.S. GAAP. We view the primary provisions and economics of these leases, regardless of their accounting treatment, as being nearly identical. Virtually all of our leases are structured with triple net terms, have fixed annual rent escalators and have long-term initial maturities with renewal options. Accordingly, in connection with our evaluation of the financial performance of our business, we reclassify all of our leases to operating lease treatment and reflect lease expense on a cash basis. This approach allows us to better understand the relationship in each reporting period of our operating performance, as measured by EBITDAR and Adjusted EBITDAR, to the cash basis obligations to our landlords in that reporting period, regardless of the lease accounting treatment. This presentation and approach is also consistent with the financial reporting and covenant compliance requirements contained in all of our major lease and loan agreements.

- *Rent related to newly acquired, constructed or divested businesses.* Consistent with our treatment of excluding the EBITDAR of newly acquired, constructed or divested businesses, we exclude the rent expense associated with such businesses. While such businesses are in their start-up or wind-down phase, we do not believe including such lease expense reflects the ongoing operating performance of our operating businesses.

GENESIS HEALTHCARE, INC.
RECONCILIATION OF NET LOSS ATTRIBUTED TO GENESIS HEALTHCARE, INC. TO EBITDA,
EBITDAR, ADJUSTED EBITDA AND ADJUSTED EBITDAR
(UNAUDITED)
(IN THOUSANDS)

| | Three months ended | |
	March 31, 2016	March 31, 2015
Net loss attributable to Genesis Healthcare, Inc.	$ (43,039)	$ (112,566)
Loss (income) from discontinued operations, net of taxes	38	(112)
Net loss attributable to noncontrolling interests	(27,989)	(5,684)
Depreciation and amortization expense	61,765	59,933
Interest expense	135,181	121,313
Income tax expense (benefit)	3,064	(5,648)
EBITDA	$ 129,020	$ 57,236
Lease Expense	37,316	36,419
EBITDAR	$ 166,336	$ 93,655
Adjustments to EBITDAR:		
Loss on extinguishment of debt	-	3,234
Other income	12	(7,611)
Transaction costs	1,754	86,069
Severance and restructuring	3,016	1,658
Losses of newly acquired, constructed, divested businesses	1,973	153
Stock based compensation	1,860	-
Skilled Healthcare loss contingency expense (1)	1,626	-
Regulatory defense and related costs (2)	940	645.0
Other non-recurring costs (3)	834	-
Adjusted EBITDAR	$ 178,351	$ 177,803
Less: GAAP lease expense	(37,316)	(36,419)
Less: Conversion to cash basis operating leases	(89,273)	(83,908)
Plus: Rent related to losses of newly acquired, constructed, divested businesses	1,772	2,949
Adjusted EBITDA	$ 53,534	$ 60,425

GENESIS HEALTHCARE, INC.
KEY FINANCIAL PERFORMANCE INDICATORS
(UNAUDITED)

		Three months ended March 31,		
		2016		**2015**
		(In thousands)		
Financial Results				
Net revenues	$	1,472,218	$	1,343,001
EBITDAR		166,336		93,655
EBITDA		129,020		57,236
Adjusted EBITDAR		178,351		177,803
Adjusted EBITDA		53,534		60,425
Net loss attributed to Genesis Healthcare, Inc.		(43,039)		(112,566)

		Three months ended March 31,	
INPATIENT SEGMENT*:		**2016**	**2015**
Occupancy Statistics - Inpatient			
Available licensed beds in service at end of period		57,908	56,672
Available operating beds in service at end of period		56,446	54,890
Available patient days based on licensed beds		5,274,061	4,776,173
Available patient days based on operating beds		5,133,219	4,628,881
Actual patient days		4,417,347	4,088,847
Occupancy percentage - licensed beds		83.8%	85.6%
Occupancy percentage - operating beds		86.1%	88.3%
Skilled mix		21.2%	22.9%
Average daily census		48,542	45,432
Revenue per patient day (skilled nursing facilities)			
Medicare Part A	$	513	$ 500
Medicare total (including Part B)		552	533
Insurance		441	438
Private and other		303	314
Medicaid		219	215
Medicaid (net of provider taxes)		200	194
Weighted average (net of provider taxes)	$	274	$ 273
Patient days by payor (skilled nursing facilities)			
Medicare		569,749	579,898
Insurance		312,148	287,759
Total skilled mix days		881,897	867,657
Private and other		298,752	286,586
Medicaid		2,975,751	2,646,502
Total Days		4,156,400	3,800,745
Patient days as a percentage of total patient days (skilled nursing facilities)			
Medicare		13.7%	15.3%
Insurance		7.5%	7.6%
Skilled mix		21.2%	22.9%
Private and other		7.2%	7.5%
Medicaid		71.6%	69.6%
Total		100.0%	100.0%
Facilities at end of period			
Skilled nursing facilities:			
Leased		381	382
Owned		49	32
Joint Venture		5	5
Managed **		40	36
Total skilled nursing facilities		475	455
Total licensed beds		57,904	55,365
Assisted living facilities:			
Leased		30	29
Owned		4	22
Joint Venture		1	1
Managed		2	4
Total assisted living facilities		37	56
Total licensed beds		3,001	3,952
Total facilities		512	511
Total Jointly Owned and Managed– (Unconsolidated)		21	18

REHABILITATION THERAPY SEGMENT:		**Three months ended March 31,**		
		2016		**2015**
Revenue mix %:				
Company-operated		36%		39%
Non-affiliated		64%		61%
Sites of service (at end of period)		1,634		1,569
Revenue per site	$	166,499	$	168,751
Therapist efficiency %		70%		69%

*Inpatient Segment Key Financial Performance Indicators for the three months ended March 31, 2015 include Skilled Healthcare beginning February 1, 2015.

** In 2015 and 2016, includes 20 facilities located in Texas for which the real estate is owned by Genesis.

GENESIS HEALTHCARE, INC.
RECONCILIATION OF FORWARD LOOKING NET (LOSS) INCOME ATTRIBUTED TO GENESIS HEALTHCARE, INC. TO EBITDA, EBITDAR, ADJUSTED EBITDA AND ADJUSTED EBITDAR
(UNAUDITED)
(IN THOUSANDS)

	Low End		Midpoint		High End	
Net (loss) income attributable to Genesis Healthcare, Inc.						
Loss from discontinued operations, net of taxes						
Net (loss) income attributable to noncontrolling interests						
Depreciation and amortization expense						
Interest expense						
Income tax expense (benefit)						
EBITDA	$	-	$	-	$	-
Lease Expense						
EBITDAR	$	-	$	-	$	-
Adjustments to EBITDAR:						
Loss on extinguishment of debt						
Other income						
Transaction costs						
Long-lived asset impairment						
Severance and restructuring						
Losses of newly acquired, constructed, divested businesses						
Stock based compensation						
Skilled Healthcare loss contingency expense (1)						
Regulatory defense and related costs (2)						
Other non-recurring costs (3)						
Adjusted EBITDAR	$	-	$	-	$	-
Less: GAAP lease expense						
Less: Conversion to cash basis operating leases						
Plus: Rent related to losses of newly acquired, constructed, divested businesses						
Adjusted EBITDA	$	-	$	-	$	-